Executive Presidency

May 12, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549-7010

Re:      Southern Copper Corporation

Form 10-K for the Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-14066

Dear Ms. Jenkins:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated April 29, 2014, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

Liquidity and Capital Resources, page 96

1. Please disclose the following in future filings:

•                  The amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments;

•                  You would be required to accrue and pay taxes to repatriate these funds; and

•                  You do not intend to repatriate them, if true.

Provide us with a draft of your proposed disclosures.

We appreciate the Commission’s comment and will expand our disclosure in the Liquidity and Capital Resources section of our Management’s Discussion and Analysis of Financial

1

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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Condition and Results of Operations to include the information requested in future filings. We expect that in future filings the disclosures in this regard will generally include the following (with appropriate modifications):

“As of December 31, 2013, $213.0 million of our cash, cash equivalents and short-term investments of $1,881.0 million was held by foreign subsidiaries. The cash, cash equivalents and short-term investments maintained in our foreign subsidiaries are generally used to cover local operating and investment expenses. Other than a certain amount of cash that will be needed for general operating cash purposes related to our Mexican operation, the Company expects to repatriate the cash, cash equivalents and short term-investments maintained in Mexico, and has provided for a corresponding deferred U.S. income tax liability of $7.4 million for these unremitted earnings. Any distribution of earnings from our Mexican subsidiaries to the United States is subject to a U.S. federal income tax that equates to approximately 10% of the amount of the distribution, after considering foreign tax credit utilization. Distributions of earnings from our Peruvian branch to the United States are not subject to repatriation taxes. Our Peruvian operations are not foreign subsidiaries. Rather they are mainly comprised of operations that are treated as a branch of our U.S. operations from a tax perspective.”

Item 8. Financial Statements and Supplemental Data

Notes to the Consolidated Financial Statements

Note 7. Income Taxes, page 119

2. Since you are a U.S. entity, please tell us your basis for using statutory rates applicable to Mexico and Peru, rather than the U.S. statutory rate, for purposes of reconciling from the domestic federal statutory rate to your effective tax rate pursuant to ASC 740-10-50-12. Refer to Questions 2 and 5 of ASC 740-10-S99-1. To the extent you decide the U.S. statutory rate should be used instead, please provide us the revised reconciliation and accompanying disclosures you will include in future filings.

In prior years, we have used the Peruvian and Mexican statutory income tax rates in the rate reconciliation as our income tax provision is comprised mostly of these taxes. We believed that this format for the reconciliation disclosure was more useful to the users of our financial statements and, based on a comparison of the rate reconciliation using the U.S. statutory income tax rate and the rate reconciliation using the Peruvian and Mexican statutory income tax rate, was not materially inconsistent with the required disclosures.

We appreciate the Commission’s comment and will disclose the information, as requested, in future filings. We expect that in future filings the disclosures in this regard will generally include the following (with appropriate modifications):

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SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

“The reconciliation of the U.S. statutory income tax rate to the effective tax rate is as follows (in percentages):

	For the years ended December 31,
	2013	2012	2011
Expected tax at U.S. statutory rate	35.0%	35.0%	35.0%

Foreign tax at other than statutory rate U.S. foreign, net of foreign tax credit benefit	(0.2)	(0.5)	0.6
Percentage depletion	(5.0)	(4.2)	(4.0)
Permanent differences	3.5	3.7	1.2
Repatriated foreign earnings	(1.4)	(1.7)	2.1
Increase (decrease) in unrecognized tax benefits for uncertain tax positions	-	5.0	-
Amounts (over) / under provided in prior years	0.4	(0.6)	(3.5)
Other	(0.1)	(0.4)	0.6

Effective income tax rate	32.4%	36.3%	32.0%

The Company files income taxes in three jurisdictions: the United States, Peru and Mexico. For the three years presented above the statutory rate for the United States was 35% and 30% for each of Peru and Mexico. While the largest components of income taxes are the Peruvian and Mexican taxes, the Company is a domestic U.S. entity. Therefore, the rate used in the above reconciliation is the U.S. statutory rate.”

3. In future filings, please disclose as of each balance sheet date the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently reinvest and have not currently provided for in your U.S. income taxes. Please provide us your proposed disclosures. Refer to ASC 740-30-50-2.

We appreciate the Commission’s comment and will expand our disclosure in the income taxes note to include the information requested in future filings. We expect that in future filings the disclosures in this regard will generally include the following (with appropriate modifications):

“As of December 31, 2013, the cumulative amount of undistributed earnings of foreign subsidiaries that the Company intends to permanently reinvest and has not provided for in its U.S. income taxes was approximately $4.7 billion. The Company has provided a deferred tax liability of $7.4 million as of December 31, 2013 for the U.S. income tax effects of $76.2 million of foreign earnings that may potentially be repatriated in the future from foreign subsidiaries.”

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SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

Closing Comments

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob, at +(602) 264-1375, option 1 (Rjacob@southernperu.com.pe), or our General Counsel, Mr. Javier Gomez, at +52-55-1103-5127 (Javier.Gomez@mm.gmexico.com).

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

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SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com